Degrees Plato

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
DO NOT USE Billable Expense Income	0.00
Food & beverage sales	374,655.84
Discounts	-20,542.68
Food sales	10,630.00
Total Food & beverage sales	**364,743.16**
Gratuities	45,934.65
Sales tax collected	22,299.84
Total Income	**$432,977.65**
Cost of Goods Sold	
Cost of Goods Sold	
Beer costs	65,133.35
Food costs	70,515.25
Non Alcoholic beverage costs	388.42
Wine costs	34,405.05
Total Cost of Goods Sold	**170,442.07**
Depreciation - COGS	32,131.00
Labor costs	
Health & safety training	7.00
Payroll taxes	19,425.27
Wages	211,117.66
Worker compensation insurance	2,409.33
Total Labor costs	**232,959.26**
Other Costs	
Merchant account fees (cc)	455.43
Non-food supplies costs	25,266.31
Point of sales processing	2,219.47
Sales tax paid to BOE (offset Sales Tax coll.)	6,928.35
Total Other Costs	**34,869.56**
Total Cost of Goods Sold	**$470,401.89**
GROSS PROFIT	**$ -37,424.24**
Expenses	
Amortization	2,453.00
Depreciation	58,640.00
Marketing	
Advertising & promotion	1,994.68
Meals	2,154.53
Parking & tolls	51.62
Vehicle	1,068.96
Total Marketing	**5,269.79**
Office	
Bank fees	5,615.13
Dues & subscriptions	690.50

	TOTAL
Insurance	17,775.18
Office supplies	1,849.02
Professional services	
Accounting	800.00
Independent contractor	1,000.00
Legal	499.95
Payroll processing	717.82
Total Professional services	**3,017.77**
Rent	35,649.75
Repairs & maintenance	35,563.96
Taxes & Licenses	5,744.62
Utilities	18,781.94
Telephone	766.34
Total Utilities	**19,548.28**
Total Office	**125,454.21**
Personnel	
Payroll taxes	1.70
Total Personnel	**1.70**
Start-Up expenses	5,000.00
Total Expenses	**$196,818.70**
NET OPERATING INCOME	**$ -234,242.94**
Other Expenses	
Ask my accountant	15,914.91
Interest expense	12,325.86
Reconciliation Discrepancies	-0.44
Total Other Expenses	**$28,240.33**
NET OTHER INCOME	**$ -28,240.33**
NET INCOME	**$ -262,483.27**